EXHIBIT 23.8

The Board of Directors
Genesys S.A.

   We consent to the use of our report dated May 11, 1998, relating to the balance sheets of Aloha Conferencing Services, Inc. as of March 31, 1998 and 1997, and the related statements of operations and retained earnings (accumulated deficit) and cash flows for each of the years in the two-year period ended March 31, 1998, which appears in the February 12, 2001 Form F-4 Registration Statement of Genesys S.A. (No. 333-55392) and is incorporated by reference in and made a part of the March 23, 2001 Form F-4 Registration Statment of Genesys S.A. filed pursuant to Rule 462(b) under the Securities and Exchange Act of 1933 for the registration of its ordinary shares. We also consent to the reference to our firm under the heading "Experts" in the registration statement.

/s/ KPMG LLP

Honolulu, Hawaii
March 23, 2001